CORRESPONDENCE

BIOSCRIP, INC.

1600 Broadway, Suite 950

Denver, Colorado 80202

April 28, 2016

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Mail Stop: 3561

Attention:	Mr. John Reynolds, Esq

Assistant Director

Re:	BioScrip, Inc.
Registration Statement on Form S-3
File No. 333-210530

Ladies and Gentlemen:

The undersigned registrant hereby requests that the effectiveness of the above-captioned Registration Statement on Form S-3 filed with the U.S. Securities and Exchange Commission (the “Commission”) on April 1, 2016, be accelerated so that it will be made effective at 4:00p.m. Eastern Daylight Time on May 2, 2016, or as soon thereafter as practicable, pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended.

The undersigned registrant hereby acknowledges that (i) should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the undersigned registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) the undersigned registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

BIOSCRIP, INC.

By: /s/ : Kathryn M. Stalmack, Esq.

Name: Kathryn M. Stalmack, Esq.

Title: Senior Vice President, Secretary and General Counsel